Exhibit 99.1

TCTM KIDS IT EDUCATION INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: VSA)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of TCTM Kids IT Education Inc. (the “Company”) will be held on August 25, 2025, at 11:00 a.m, ET, at 405 Lexington Avenue, 26th Floor, New York City, 10174, for the following purposes:

(i)	to approve, as a special resolution, the proposed sale of our subsidiaries, Kids IT Education Inc., a Cayman Islands exempted company, and Tarena Hong Kong Limited, a limited liability company incorporated in Hong Kong, to First Winner Management Limited, a British Virgin Islands company, in exchange for nominal cash consideration of $1 (the “Consideration”) (the “Transaction” or “Transaction Proposal”);

(ii)	to approve, as a special resolution, that the Company’s name be changed from "TCTM Kids IT Education Inc." to " VisionSys AI Inc." (the “Name Change Proposal”);

(iii)	to approve, as a special resolution, and adopt the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares (the “2025 Equity Incentive Plan Proposal”);

(iv)

to approve, as an ordinary resolution, that every issued and unissued share of par value US$0.001 each in the share capital of the Company be subdivided into 50 shares of par value US$0.00002 each (the “Share Subdivision”) so that immediately following the Share Subdivision, the authorized share capital will become:

US$1,000,000 divided into 50,000,000,000 shares comprising of (i) 43,000,000,000 Class A Ordinary Shares of a par value of US$0.00002 each, (ii) 2,000,000,000 Class B Ordinary Shares with a par value of US$0.00002 each, and (iii) 5,000,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles; and

to transact any other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on July 23, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Extraordinary General Meeting, this proxy statement, and the proxy card will be first sent or made available to shareholders on or about August 4, 2025.

By Order of the Board of Directors,

/s/ Heng Wang
Heng Wang
Chief Executive Officer, Director
August 4, 2025

TCTM KIDS IT EDUCATION INC.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

August 25, 2025

11:00 a.m., ET

NOTICE TO SHAREHOLDERS

The board of directors (the “Board”) of TCTM Kids IT Education Inc. (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on August 25, 2025, at 11:00 a.m., ET, at 405 Lexington Avenue, 26th Floor, New York, NY 10174 or any adjournment thereof.

Only holders of the Class A Ordinary Shares and Class B Ordinary Shares (together, the “Ordinary Shares”) of the Company on record at the close of business on July 23, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. As of July 23, 2025, 229,535,149 of our Class A Ordinary Shares, par value US$0.001 per share, and 7,206,059 of our Class B Ordinary Shares, par value US$0.001 per share, were issued and outstanding. As of July 23, 2025, approximately 47,432,075 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”). The shareholders entitled to vote and present throughout the meeting in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than an aggregate of fifty percent (50%) of all votes attaching to all shares of the Company in issue and entitled to vote shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

(i)	a special resolution to approve the Transaction;

(ii)	a special resolution to approve that the Company’s name be changed from “TCTM Kids IT Education Inc.” to “VisionSys AI Inc.”;

(iii)	a special resolution to approve the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder; and

(iv)	an ordinary resolution to approve the Share Subdivision.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE OTHER PROPOSALS.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

VOTING AND SOLICITATION

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary General Meeting, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at the Extraordinary General Meeting. At the Extraordinary General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles of Association of the Company, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Extraordinary General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary General Meeting in person, or by completing, dating, signing and returning the enclosed form of proxy to the attention of Sherry Feng,19/F, Building A, Vanke Times Center, No.186 Beiyuan Road, Chaoyang District Beijing, 100102, People’s Republic of China, the Secretary of the Company, and must arrive no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions and broker non-votes will have no effect on the proposals.

Please refer to this proxy statement for information related to the proposals.

VOTING BY HOLDERS OF AMERICAN DEPOSITARY SHARES

Holders of the ADSs who are ADS holders as of 5:00 p.m. (New York City time) on July 23, 2025 (the record date for ADS holders) are entitled to exercise their voting rights for the underlying Class A Ordinary Shares represented by their ADSs through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Citibank, N.A., has advised us that it intends to distribute to ADS holders of record this proxy statement, the accompanying notice of Extraordinary General Meeting and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank. Upon timely receipt of a duly completed ADS voting instruction card from an ADS holder prior to 10:00 a.m. (New York City time) on August 20, 2025, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of April 2, 2014 (as amended), by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Class A Ordinary Shares represented by such ADSs unless the Company informs Citibank, N.A. that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Citibank, N.A. will vote in favor of the items set forth in the voting instructions.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our Cayman Islands registered office, Conyers Dill & Pearman, you are a “Shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a Shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Class A Ordinary Share that you own in your name entitles you to one vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

•	as you instruct, and

•	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

•	FOR the approval of the Transaction Proposal;

•	FOR the approval of the Name Change Proposal;

•	FOR the approval and adoption of the 2025 Equity Incentive Plan Proposal;

•	FOR the approval of the Share Subdivision

•	According to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any Shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

•	sending a written notice to the Secretary of the Company at the Company’s executive offices, if you hold our Ordinary Shares, or to Citibank, N.A. if you hold ADSs representing our Class A Ordinary Shares, stating that you would like to revoke your proxy of a particular date;

•	signing another proxy card with a later date and returning it to the Secretary, if you hold our Ordinary Shares, or to Citibank, N.A. if you hold ADSs representing our Class A Ordinary, before the polls close at this Meeting; or

•	attending this Meeting and voting in person, if you hold our Ordinary Shares.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the Shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the Shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to approve the Transaction?

The special resolution to approve the Transaction requires the affirmative vote of two-thirds of the votes cast at the Meeting by the holders of Shares entitled to vote.

How many votes are required to approve that the Company’s name be changed from "TCTM Kids IT Education Inc." to " VisionSys AI Inc."?

The special resolution to approve that the Company’s name be changed from "TCTM Kids IT Education Inc." to " VisionSys AI Inc." requires the affirmative vote of two-thirds of the votes cast at the Meeting by the holders of shares of Ordinary Shares entitled to vote.

How many votes are required to approve the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder?

The special resolution to approve the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder requires the affirmative vote of two-thirds of the votes cast at the Meeting by the holders of Shares entitled to vote.

How many votes are required to approve the Company’s Share Subdivision?

The ordinary resolution to approve the Company’s Share Subdivision requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of Shares entitled to vote.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Sherry Feng via email sherry.f@visionsysai.com, Heng Wang via email henry.w@visionsysai.com, or by sending a letter to the offices of the Company at 19/F, Building A, Vanke Times Center, No.186 Beiyuan Road, Chaoyang District Beijing, 100102, People’s Republic of China with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1

APPROVAL OF THE TRANSACTION PROPOSAL

Summary of the Proposed Transaction

The Company has entered into a share sales and purchase agreement with First Winner Management Limited, a British Virgin Islands corporation (“Buyer”), Kids IT Education Inc., a Cayman Islands exempted company (“TCTM”), and Tarena Hong Kong Limited, a limited liability company incorporated in Hong Kong (“Tarena,” together with TCTM, the “Targets”) on July 22, 2025 (the “Agreement”). The Company owns 100% of the issued shares of the Targets. Under the Agreement, the Company will sell 100% equity interest of the Targets to the Buyer in exchange for nominal cash consideration of $1 (the “Disposition”). The Agreement is attached as Annex A to this proxy statement and is incorporated by reference herein.

In connection with the proposed Transaction, the Company engaged Asia-Pacific Consulting and Appraisal Limited (the “Appraiser”) to render a written fairness opinion (the “Transaction Fairness Opinion”) to the Board to the effect that, as of the date of such opinion, the Consideration the Company would receive for the sale of the Target is fair to the shareholder of the Company, from a financial point of view.

Although shareholder approval is not required under applicable law for this transaction, the Board has elected to seek such approval to promote transparency, enhance shareholder awareness, and better safeguard shareholders’ interests.

Reasons for the Transaction

The Board of Directors of the Company decided to divest the Targets due to its sustained negative financial performance, including net income of approximately $1.4 million, and net losses of approximately $80.4 million, respectively, and consolidated stockholders’ equity of approximately negative $205.2 million, and negative $247 million, for the fiscal years ended December 31, 2023, and 2024, respectively. Assuming no changes to the Company’s operations and financing activities the Company estimates that, following the Disposition, its stockholders’ equity as of December 31, 2024 would have increased from approximately negative $247 million to approximately $3.6 million, primarily due to the removal of the Targets accumulated losses and liabilities from the consolidated balance sheets.

This strategic decision is driven by two key factors: (i) the need to eliminate underperforming assets, and (ii) the Company’s intention to focus on its future strategic direction, particularly the expansion into the AI-driven medical software industry. The Targets, which have consistently failed to deliver positive returns, no longer align with the Company’s long-term vision and core business strengths.

By divesting these non-core operations, the Company aims to streamline its financial structure, improve overall profitability, and reallocate resources toward high-growth, high-potential sectors such as AI-powered healthcare solutions — an area that offers significant opportunities for future value creation and sustainable competitive advantage.

Reports, Opinions and Appraisals

The Company engaged the Appraiser to render an opinion as to whether the Consideration to be received by the Company is fair to the Company’s shareholders from a financial point of view. The Company decided to engage the Appraiser as it has substantial experience in similar matters. The Appraiser rendered its written opinion to the Board that the Consideration to be received by the Company was fair to the Company’s shareholders from a financial point of view. The written opinion is included as Annex B.

The Company paid an aggregate cash fee of $90,000 to the Appraiser for its opinion and has obtained consent from the Appraiser for the use of its fairness opinion in this proxy statement.

The Appraiser’s opinion was provided to the Company’s directors for their assessment of the Transaction and only addressed the fairness to the Company’s shareholders, from a financial point of view, of Consideration to be received by the Company pursuant to the Agreement as of the date of the opinion and did not address any other aspects or implications of the sale of the Target.

Effect on the Company if the Disposition is Not Completed

If the Disposition is not approved by the shareholders or if the Disposition is not completed for any other reason, our management expects that the business will be operated as how it is currently being operated until we pursue another strategic alternative, and that our shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Interests of Directors and Executive Officers in the Proposed Disposition

None

The Agreement

The following is a summary of the material terms and conditions of the Agreement, which is attached as Annex A to this proxy statement and is incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Agreement that is important to you. You are encouraged to read the Agreement in its entirety because it is the legal document that governs the matters discussed in the summary below.

The Disposition

At the closing and subject to and upon the terms and conditions of the disposition agreement, the Company will sell, transfer, convey, assign and deliver to the Buyer, and the Buyer will purchase, acquire and accept from the Company, all of the equity ownership and all relevant rights and interests of the Target (which we refer to as the equity interests), free and clear of all liens. In exchange for the equity interests, the Buyer agreed to pay US$1 to the Company.

Representations and Warranties

The Agreement contains certain customary representations and warranties made by the Buyer and the Company. These representations and warranties include, among other things:

(i)	The Buyer and the Company have all requisite power and authority to execute and deliver the Disposition Agreement

(ii)	Due organization and good standing of the Target; and

(iii)	The execution, delivery and performance of the Agreement will not require the consent of any governmental authority.

Closing Conditions

The obligation of each of the Buyer, the Company, and the Target to complete the disposition is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of certain customary closing conditions, including but not limited to:

(i)	The payment of the purchase price by the Buyer; and

(ii)	The transfer of the equity of the Target to the Buyer.

Amendment and Termination

The Agreement may only be amended, supplemented or modified pursuant to a written agreement signed by the Buyer and the Company.

Governing Law

The execution, validity, interpretation, performance, implementation and dispute resolution of the disposition agreement is governed by and construed in accordance with the laws of New York. Any dispute arising out of or in connection with the disposition agreement will be settled by the parties through friendly negotiation. Either party may submit any dispute failing friendly settlement to competent courts where this disposition agreement is executed.

Vote Required

Proposal 1 will be approved if a two-thirds of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Proposal 1 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

PROPOSAL NO. 2

APPROVAL OF THE NAME CHANGE PROPOSAL

General

Our Board has proposed to the shareholders to approve by special resolution the change of the name of the Company from “TCTM Kids IT Education Inc.” to “VisionSys AI Inc.” (the “Name Change”). Our Board has concluded that it is in the Company’s commercial and best interests to change our corporate name to “VisionSys AI Inc.”

Vote Required

Proposal 2 will be approved if a two-thirds of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve the Proposal 2 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

The Name Change is subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands being obtained and will take effect from the date on which the Registrar of Companies enters the new name in the Register of Companies in place of the current name of the Company and issues the certificate of incorporation on change of name.

PROPOSAL NO. 3

APPROVAL AND ADOPTION OF THE COMPANY’S 2025 EQUITY INCENTIVE PLAN

General

The Board has declared advisable, adopted and is submitting for shareholder approval, the Company’s 2025 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our Ordinary Shares.

Capitalized terms used but not defined in this proposal shall have the meaning ascribed to them in the Plan, a copy of which is attached hereto as Annex C. The following description is qualified in its entirety by reference to the Plan.

Description of the Plan

Administration of the Plan. Different Committees with respect to different groups of Service Providers may administer the Plan.

Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

Stock Subject to the Plan. Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 34,430,272 shares. The Shares may be authorized, but unissued, or reacquired Common Stock. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan. A total of 34,430,272 shares, which such amount is included in the limit set forth in the first sentence of this Section 3(a), may be issued under the Plan pursuant to the exercise of Incentive Stock Options.

Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.

Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 17 of the Plan.

Change in Control. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation and each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.

Vote Required

Proposal 3 will be approved if a two-thirds of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Proposal 3 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

PROPOSAL NO. 4

APPROVAL OF SHARE SUBDIVISION

General

The Board has declared advisable, adopted and is submitting for shareholder approval, the proposal of altering the share capital of the Company by subdividing the shares of the Company. The Board notes that the current authorized share capital of the Company is US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 860,000,000 Class A Ordinary Shares of a par value of US$0.001 each, (ii) 40,000,000 Class B Ordinary Shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles.

Subject to the approval of the shareholders of the Company by ordinary resolution, as a result of the Share Subdivision, every issued and unissued share of par value US$0.001 each in the share capital of the Company shall be subdivided into 50 shares of par value US$0.00002 each so that immediately following the Share Subdivision, the authorized share capital will become:

US$1,000,000 divided into 50,000,000,000 shares comprising of (i) 43,000,000,000 Class A Ordinary Shares of a par value of US$0.00002 each, (ii) 2,000,000,000 Class B Ordinary Shares with a par value of US$0.00002 each, and (iii) 5,000,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles.

Vote Required

Proposal 4 will be approved if a simple majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Proposal 4 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

August 4, 2025	/s/ Heng Wang
Heng Wang
Chief Executive Officer, Director

Annex A

SHARE SALE AND PURCHASE AGREEMENT

by and among

First Winner Management Limited;

Kids IT Education Inc.;

Tarena Hong Kong Limited;

and

TCTM Kids IT Education Inc.

Dated as of July 22, 2025

Page

SECTION 1. Description of Transaction	1

1.1 Purchase and Sale	1
1.2 Closing	1
1.3 Closing Payments	2
1.4 Further Action	2

SECTION 2. Representations and Warranties of the Targets	2

2.1 Authority; Binding Nature of Agreement	2
2.2 Subsidiaries; Due Incorporation; Etc	2
2.3 Non-Contravention; Consents	3
2.4 Legal Proceedings; Orders	3

SECTION 3. Representations and Warranties of the Seller	3

3.1 Authority; Binding Nature of Agreement	3
3.3 Non-Contravention	3
3.4 Title to Securities	4
3.5 Legal Proceedings	4

SECTION 4. Representations and Warranties of Buyer	4

4.1 Due Incorporation; Subsidiaries	4
4.2 Authority; Binding Nature of Agreement	4
4.3 Non-Contravention; Consents	4
4.4 Litigation	5
4.5 No Vote Required	5
4.6 Financing	5

SECTION 5. Certain Covenants of the Targets	5

5.1 Access	5
5.2 Conduct of the Business of the Targets	5
5.3 No Solicitation	7

SECTION 6. Additional Covenants of the Parties	8

6.1 Disclosure	8
6.2 Notification of Certain Events	8
6.3 Mutual Waiver and Release of Intercompany Balances	8

i

(Continued)

Page

SECTION 7. Conditions Precedent to Obligations of Buyer	9

7.1 Accuracy of Representations and Warranties	9
7.2 Performance of Covenants	9
7.3 No Restraints	9
7.4 No Governmental Litigation	9
7.5 Material Adverse Effect	9

SECTION 8. Conditions Precedent to Obligation of the Targets	10

8.1 Accuracy of Representations and Warranties	10
8.2 Performance of Covenants	10
8.3 No Restraints	10
8.4 No Governmental Litigation	10
8.5 Closing Certificate	10

SECTION 9. Termination	10

9.1 Termination	10
9.2 Effect of Termination	11

SECTION 10. Miscellaneous Provisions	11

10.1 No Recourse; Non-Survival of Representations, Warranties and Covenants	11
10.2 Amendment	12
10.3 Expenses	12
10.4 Waiver	12
10.5 Entire Agreement; Counterparts	12
10.6 Applicable Law; Jurisdiction	13
10.7 Attorneys’ Fees	13
10.8 Assignability	13
10.9 Third Party Beneficiaries	13
10.10 Notices	14
10.11 Severability	14
10.12 No Implied Representations; Non-Reliance	15
10.13 Specific Performance	16
10.14 Construction	16
10.15 Disclosure Schedule	17

ii

(Continued)

Exhibits

Exhibit A - Definitions

Exhibit B - Account Information of Seller

iii

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (as may be amended from time to time, this “Agreement”) is made and entered into as of July 22, 2025, by and among: First Winner Management Limited, a British Virgin Islands corporation (“Buyer”); Kids IT Education Inc., a Cayman Islands exempted company (“TCTM”); Tarena Hong Kong Limited, a limited liability company incorporated in Hong Kong (“Tarena,” together with TCTM, the “Targets”) and TCTM Kids IT Education Inc., a Cayman Islands exempted company (“Seller”) (together with the Buyer and Targets, the “Parties” and each, a “Party”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.            The Seller owns 100% of the outstanding shares of TCTM Share and Tarena Share.

B.            Upon the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from the Seller, and the Seller desires to sell to Buyer, all of the TCTM Share and Tarena Share.

C.            The respective boards of directors of Buyer and the Targets have approved this Agreement and the consummation of the transactions contemplated hereby.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.    Description of Transaction

1.1          Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, (a) at the Closing, Buyer shall purchase from Seller, and Seller shall sell, assign, convey and transfer to Buyer, all the TCTM Share and Tarena Share owned by Seller, free and clear of any Liens (other than any Liens created by Buyer), restrictions on transfer (other than any restrictions under the Securities Act and applicable state securities laws), options, warrants, calls, commitments, proxies or other contract rights and (b) in consideration of the sale of the TCTM Share and Tarena Share, on the Closing Date, Buyer shall make the payments set forth in Section 1.3 and shall make the other payments required under this Agreement at the times, upon the terms and subject to the conditions set forth herein.

1.2           Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via electronic exchange of closing deliveries on a date to be designated by the Seller (the “Closing Date”), which shall be no later than the second Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 and Section 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

1.3           Closing Payments. On the Closing Date, Buyer will make, or cause to be made, the payment of the Purchase Price in cash to Seller or any person(s) designated by Seller, by wire transfer of immediately available funds. The account information of Seller is set forth on Exhibit B.

1.4          Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of the Targets after Closing and Buyer shall take such action, so long as such action is not inconsistent with this Agreement.

SECTION 2.    Representations and Warranties of the Targets

The Targets represent and warrant to Buyer, as follows:

2.1          Authority; Binding Nature of Agreement. The Targets have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. As of the date of this Agreement, the Board of Directors of each of the Targets (at a meeting duly called and held) has (a) determined that the transactions contemplated by this Agreement are advisable and fair and in the best interests of each of the Targets and their respective shareholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Targets and approved the transactions contemplated by this Agreement, and (c) recommended the adoption of this Agreement by Seller and directed that this Agreement be submitted for consideration by Seller for execution by Seller. This Agreement constitutes the legal, valid and binding obligation of the Targets, enforceable against the Targets in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.2          Subsidiaries; Due Incorporation; Etc.

(a)            TCTM is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Tarena is a corporation duly incorporated, validly existing and in good standing under the laws of Hong Kong. The Targets have all necessary corporate power and authority to conduct their business in the manner in which their businesses are currently being conducted.

(b)            The Targets are qualified to do business as a foreign corporation, and are in good standing, under the laws of all states where the nature of their businesses requires such qualification, except where the failure to be so qualified or in such good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)            All of the issued and outstanding shares of capital share or other equity securities of the Targets’ Subsidiaries are directly or indirectly owned by the Targets, free and clear of all Liens, other than Permitted Encumbrances. The Subsidiaries of the Targets are validly existing and in good standing under the laws of their jurisdiction of formation and are qualified to do business as a foreign entity in each jurisdiction in which the failure to be so qualified would have a Company Material Adverse Effect. The Subsidiaries set forth in Section 2.2 of the Disclosure Schedule are the only Subsidiaries of the Company and has all requisite power and authority necessary to own and operate its assets and to carry on its businesses as presently conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect.

2.3           Non-Contravention; Consents. Except for violations and defaults that would not have a Company Material Adverse Effect, the execution and delivery of this Agreement by the Targets and the consummation by the Targets of the transactions contemplated by this Agreement will not cause a: (a) violation of any of the provisions of the Target Charter or bylaws of the Targets; (b) violation by any Acquired Company of any Law applicable to such Acquired Company; or (c) default (or an event that, with or without notice or lapse of time or both would constitute a default) on the part of any Acquired Company under, or give to others any rights of termination, cancellation or acceleration of any material obligations of the Acquired Companies, or result in the creation of a Lien on any of the properties or assets of the Acquired Companies (other than a Permitted Encumbrance) pursuant to, any Material Contract. Except as may be required by the HSR Act or other Antitrust Law or governmental regulation, no Acquired Company is required to obtain any Consent from any Governmental Entity or party to a Material Contract at any time prior to the Closing as a result of the execution and delivery of this Agreement or the consummation by the Company of the Closing.

2.4          Legal Proceedings; Orders. As of the date of this Agreement, there is no pending Legal Proceeding, and, to the Targets’ knowledge, no Person has threatened to commence any Legal Proceeding: (a) that involves the Acquired Companies or any of the assets owned or used by the Acquired Companies or any Person whose liability the Acquired Companies have retained or assumed, either contractually or by operation of law; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions. As of the date hereof, there is no order, writ, injunction, judgment or decree to which the Acquired Companies or any of the assets owned or used by the Acquired Companies is subject.

SECTION 3.    Representations and Warranties of the Seller

Seller represents and warrants to Buyer, except as set forth in the Disclosure Schedule, as follows:

3.1          Authority; Binding Nature of Agreement. Seller has the absolute and unrestricted right, power and authority to perform its obligations under this Agreement, and the execution, delivery and performance by Seller of this Agreement has been duly executed by Seller. This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3          Non-Contravention. The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated by this Agreement will not: (a) cause a violation by Seller of any Law applicable to Seller or (b) cause a default on the part of Seller under any material contract to which Seller is bound, except for defaults that would not have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

3.4          Title to Securities. Seller holds of record and owns beneficially the TCTM Share and Tanera Share, in each case free and clear of any Liens (other than Permitted Encumbrances or Liens created by the Buyer). Seller is not a party to any option, warrant, contract, call, put or other agreement or commitment providing for the disposition or acquisition of TCTM Share and Tarena Share (other than this Agreement). Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of TCTM Share or Tarena Share.

3.5           Legal Proceedings. There are no Legal Proceedings pending or, to Seller’s knowledge, threatened against or affecting Seller before any Governmental Entity that seeks to restrain, prevent, enjoin or materially delay the Transactions.

SECTION 4.    Representations and Warranties of Buyer

Buyer represents and warrants to the Targets and Seller as follows:

4.1          Due Incorporation; Subsidiaries. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of British Virgin Islands.

4.2          Authority; Binding Nature of Agreement. Buyer has the absolute and unrestricted right, power and authority to perform its obligations under this Agreement and the other Transaction Documents to which Buyer is party, and the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is party has been duly authorized by all necessary action on the part of Buyer and its boards of directors. No other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement or any Transaction Documents or to consummate the Transactions. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3          Non-Contravention; Consents. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated by this Agreement will not: (a) conflict with or cause a violation of any of the provisions of the certificate of incorporation or bylaws of Buyer (b) conflict with or cause a violation by Buyer of any Law applicable to Buyer or (c) result in any breach, or constitute a default under, any material contract of Buyer, in each case, except for any such conflicts, violations, breaches or defaults that do not, individually or in the aggregate, materially impair the ability of the Buyer to consummate, or prevent or materially delay, the Transactions or would reasonably be expected to do so. Except as may be required by the HSR Act or other Antitrust Law or governmental regulation, Buyer is not required to obtain any Consent from any Governmental Entity or party to a material contract of Buyer at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

4.4          Litigation. As of the date of this Agreement, there is no Legal Proceeding pending (or, to the knowledge of Buyer, being threatened) against Buyer challenging, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

4.5          No Vote Required. No vote or other action of the shareholders of Buyer is required by applicable Law, the certificate of incorporation or bylaws (or similar charter or organizational documents) of Buyer or otherwise in order for Buyer to consummate the Closing and the transactions contemplated by this Agreement.

4.6          Financing. Buyer has and, from and after the Closing, will have, sufficient cash, available lines of credit or other sources of immediately available funds on hand (without restrictions on drawdown that would delay payment of the Purchase Price) to consummate the transactions contemplated by this Agreement, including the payment of all amounts payable by or on behalf of Buyer hereunder or otherwise as a result of the Transactions.

SECTION 5.    Certain Covenants of the Targets

5.1          Access. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement pursuant to Section 9.1 (the “Pre-Closing Period”), and upon reasonable advance notice to the Targets, the Targets shall provide Buyer and Buyer’s Representatives with reasonable access during normal business hours to the Acquired Companies’ personnel, facilities and existing books and records for the purpose of enabling Buyer to verify the accuracy of the Targets’ representations and warranties contained in this Agreement; provided, that any such access shall be conducted at Buyer’s sole cost and expense, under the supervision of appropriate personnel of the Acquired Companies and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby in accordance with the terms hereof and not to interfere with the normal operation of the business of the Acquired Companies. Nothing herein shall require the Acquired Companies to disclose any information to Buyer, its Affiliates or Representatives if such disclosure would, in the Targets’ sole and absolute discretion (a) jeopardize any attorney-client or other legal privilege or (b) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which any Acquired Company is a party).

5.2          Conduct of the Business of the Targets. During the Pre-Closing Period, except (w) as set forth in Part 5.2 of the Disclosure Schedule, (x) to comply with the Acquired Companies’ obligations under this Agreement or as otherwise contemplated under this Agreement, (y) as necessary to ensure that each Acquired Company complies with applicable Laws and contractual obligations, or (z) with Buyer’s consent (which shall not be unreasonably withheld, conditioned or delayed): (i) the Acquired Companies shall use commercially reasonable efforts to (A) carry on its ordinary course of business, (B) preserve substantially intact their present business organization, and (C) preserve their material relationships with suppliers, distributors, licensors, licensees and others to whom the Acquired Companies have contractual obligations; and (ii) except as set forth in Part 5.2 of the Disclosure Schedule, the Targets shall not (and shall cause a Target Subsidiary not to):

(a)            amend the Target Charter, bylaws of the Targets and other charter and organizational documents of each of the Targets’ Subsidiaries;

(b)            split, combine or reclassify any of its capital share or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital share;

(c)            issue any shares of TCTM Share, Tarena Share or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(d)            enter into or adopt any plan or agreement of complete or partial liquidation or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of Indebtedness in bankruptcy or other similar Laws now or hereafter in effect;

(e)            incur any indebtedness for borrowed money (other than borrowings under existing lines of credit, letters of credit or similar arrangements issued for the benefit of suppliers or manufacturers), or guarantee any such indebtedness, or issue or sell any debt securities or guarantee any debt securities of others;

(f)            make any capital expenditures, capital additions or capital improvements, in excess of $100,000 in the aggregate per month, for each full or partial calendar month in the Pre-Closing Period (other than in accordance with the budget for capital expenditures previously made available to Buyer);

(g)            knowingly waive any material right of any Acquired Company under any Material Contract;

(h)            acquire or agree to acquire by merging with, or by purchasing a material portion of the share or assets of, or by any other manner, any business or any entity;

(i)            sell or otherwise dispose of, lease or exclusively license any properties or assets of the Acquired Company which are material to the Acquired Company;

(j)            enter into any Material Contract, amend in any material respect any Material Contract or terminate any Material Contract, in each case other than in the ordinary course of business consistent with past practice; and provided that if a Material Contract is in furtherance of an action that is expressly permitted by other subsections of this Section 5.2(a) (e.g. capital expenditures within the limits permitted under subclause (f) above) or such action is expressly set forth in Part 5.2(b) of the Disclosure Schedule, then such Material Contract (or any amendment or modification to any such existing Material Contract) shall not be prohibited by this clause (j);

(k)            make or change any material election in respect of Taxes, change any accounting method in respect of Taxes, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes (other than pursuant to customary extensions of the due date for filing Tax Returns obtained in the ordinary course of business of no more than seven months);

(l)            (i) adopt, establish, enter into, amend or terminate any plan, agreement, program, policy, trust, fund or other arrangement that would have any material liability if it were in existence as of the date of this Agreement (except for amendments determined by the Targets in good faith to be required to comply with applicable Law), (ii) materially increase the compensation or fringe benefits of, or grant any material bonus to, any current employee, director or officer of any Acquired Company other than in the ordinary course of business consistent with past practice, (iii) grant any severance or termination pay to any current director, officer or employee of any Acquired Company (provided, that the Acquired Companies may make severance or termination payments to employees in accordance with the terms of agreements between the Acquired Companies and such employees in effect on the date of this Agreement or in the ordinary course of business), or (iv) terminate the employment of any senior executive other than for cause;

(m)           waive, release, assign, compromise, commence, settle or agree to settle any Legal Proceeding, other than waivers, releases, compromises or settlements in the ordinary course of business consistent with past practice that (i) involve only the payment of monetary damages not in excess of $20,000 individually or $100,000 in the aggregate and (ii) do not include the imposition of equitable relief on, or the admission of wrongdoing by, any Acquired Company; or

(n)            agree or commit to take any of the actions described in clauses “(a)” through “(m)” of this Section 5.2.

Nothing herein shall require the Targets to obtain consent from Buyer to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, including Antitrust Law. Notwithstanding anything to the contrary in this Agreement, nothing contained herein shall give to Buyer, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Closing Date, and prior to the Closing Date, each of Buyer and the Targets shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations.

5.3          No Solicitation.

(a)            During the Pre-Closing Period, the Targets shall not, nor shall it authorize or instruct any of its Representatives retained by it to (i) solicit, initiate or knowingly encourage the submission of any Takeover Proposal by any Person or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action intended to facilitate the making of any inquiry or proposal to any Acquired Company that constitutes any Takeover Proposal by any Person.

(b)            Neither the Board of Directors of the Targets nor any committee thereof shall (i) withdraw or modify in a manner materially adverse to Buyer, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the transactions contemplated hereby, (ii) approve or recommend any Takeover Proposal or (iii) cause the Targets to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to any Takeover Proposal.

(c)            In addition to the obligations of the Targets set forth in paragraphs (a) and (b) of this Section 5.3, the Targets promptly (and in all events within three (3) Business Days) shall notify the Buyer of the material terms of any Takeover Proposal received by the Targets.

SECTION 6.    Additional Covenants of the Parties

6.1          Disclosure. During the Pre-Closing Period each of the Targets and Buyer shall not, and shall cause each of its respective Affiliates and Representatives not to, issue any press release or disclose or make any public statement regarding this Agreement or the Transactions, without the prior written consent of the other party.

6.2          Notification of Certain Events.

(a)            During the Pre-Closing Period, the Targets shall promptly notify Buyer of, and furnish Buyer with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to the obligations of Buyer to consummate the Transactions set forth in Section 7 not to be satisfied. The Targets’ satisfaction of their obligations in the foregoing sentence shall not relieve the Targets of any of their other obligations under this Agreement.

(b)            During the Pre-Closing Period, Buyer shall promptly notify the Targets of, and furnish the Targets with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to the obligations of the Targets to consummate the Transactions set forth in Section 8 not to be satisfied. Buyer’s satisfaction of its obligations in the foregoing sentence shall not relieve Buyer of any of its other obligations under this Agreement.

6.3          Mutual Waiver and Release of Intercompany Balances.

(a)            Effective as of the Closing, each of the Seller and the Targets, on behalf of themselves and their respective Affiliates, hereby irrevocably waives, releases, and discharges any and all intercompany receivables, payables, loans, advances, and other intercompany balances or claims (whether recorded or unrecorded, whether contingent, accrued or otherwise) that exist as of the Closing between the Seller (and its Affiliates) and any of the Targets (and their respective Affiliates). Each of the Seller and the Targets further agrees to cause all such balances to be eliminated or written off from their respective books and records, and to take all necessary actions to reflect such waiver and elimination for accounting and financial reporting purposes.

(b)            For the avoidance of doubt, no amount shall be payable by either the Seller or any of the Targets (or their respective Affiliates) to the other (or its Affiliates) in respect of any such intercompany balances after the Closing.

SECTION 7.    Conditions Precedent to Obligations of Buyer

The obligations of Buyer to effect the Closing and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Buyer), at or prior to the Closing, of each of the following conditions:

7.1          Accuracy of Representations and Warranties. The representations and warranties of the Targets set forth in Section 2 and the Seller set forth in Section 3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

7.2          Performance of Covenants. The Targets shall have performed and complied with, in all material respects, all of their covenants contained in this Agreement at or before the Closing (to the extent that such covenants require performance by the Targets at or before the Closing).

7.3          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement by Buyer shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and no material Law shall have been enacted since the date of this Agreement that makes consummation of the transactions contemplated by this Agreement by Buyer illegal, except where the contravention of any such order or Law is not reasonably likely to result in material harm to the Buyer.

7.4          No Governmental Litigation. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding seeking to restrain or prohibit the Closing that has been commenced by a Governmental Entity.

7.5          Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

SECTION 8.    Conditions Precedent to Obligation of the Targets

The obligation of the Targets to effect the Closing and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Targets), at or prior to the Closing, of the following conditions:

8.1          Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in Section 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

8.2          Performance of Covenants. Buyer shall have performed and complied with, in all material respects, all of its covenants contained in this Agreement at or before the Closing (to the extent that such covenants require performance by Buyer at or before the Closing).

8.3          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Transactions by the Targets shall have been issued by any court of competent jurisdiction and remain in effect, and no material Law shall have been enacted since the date of this Agreement that makes consummation of the Transactions by the Targets illegal.

8.4          No Governmental Litigation. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding seeking to restrain or prohibit the Transactions that has been commenced by a Governmental Entity.

8.5          Closing Certificate. An authorized officer of Buyer shall have delivered to Targets a certificate to the effect that each of the conditions specified above in Sections 8.1 and 8.2 is satisfied in all respects.

SECTION 9.    Termination

9.1          Termination. This Agreement may be terminated prior to the Closing:

(a)            by mutual written consent of Buyer and Targets;

(b)            by either Buyer or Targets if the Closing shall not have occurred by the End Date; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Closing by the End Date is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Closing;

(c)            by either Buyer or Targets if a court of competent jurisdiction shall have issued a final and nonappealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if such party did not use commercially reasonable efforts to have such order vacated prior to its becoming final and nonappealable;

(d)            by Buyer, if Targets shall have materially breached or materially failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which material breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) cannot be or has not been cured within 30 calendar days following receipt by the Targets of written notice of such material breach or failure to perform; or

(e)            by Targets, if Buyer shall have materially breached or materially failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which material breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 and (ii) cannot be or has not been cured within 30 calendar days following receipt by Buyer of written notice of such material breach or failure to perform.

9.2          Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, that this Section 9.2 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect.

SECTION 10.    Miscellaneous Provisions

10.1        No Recourse; Non-Survival of Representations, Warranties and Covenants.

(a)            All representations and warranties and all covenants and obligations of the Targets and Seller set forth in this Agreement (other than those covenants and agreements that by their terms apply or are to be performed in whole or in part (but only to the extent of such part) at or after the Closing (collectively, the “Post-Closing Covenants”)) shall terminate at the Closing (the “Expiration Date”) and it is the intention of the parties hereto, to the extent permitted by applicable Law, that the Expiration Date supersede any applicable statutes of limitations with respect to such representations, warranties and covenants, provided, that nothing herein shall relieve any Person from any liability or damages resulting from such Person’s Fraud (it being understood that no Person shall be liable for any Fraud committed by any other Person) and (ii) each Post-Closing Covenant shall survive until such covenant is performed or otherwise expires in accordance with its terms.

(b)            Buyer (on behalf of itself, its Affiliates (including, from and after the Closing, the Acquired Companies) and its and its Affiliates’ Representatives, collectively, the “Buyer Parties” and each, a “Buyer Party”) hereby waives, from and after the Closing, any and all rights, claims and causes of action which any Buyer Party may have against any of the Seller, its Affiliates or any of its or its Affiliates’ Representatives (collectively, the “Seller Parties”) arising out of, relating to or otherwise resulting from the Transactions; provided, however, that such waiver shall not limit the liability of any Seller for any Fraud committed by such Person. Buyer (on behalf of the Buyer Parties) agrees that, from and after the Closing, under no circumstances will the Seller Parties have any liability or responsibility to any of the Buyer Parties for any losses or other liabilities relating to or arising from any actual or alleged breach of any representation or warranty or any covenant or agreement to have been performed prior to the Closing set forth in this Agreement (or any Exhibit, Schedule or certificate delivered hereunder), including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations or warranties or covenants or obligations set forth in this Agreement that are to be performed prior to the Closing, any certificate, instrument, opinion or other documents delivered hereunder, the ownership, operation, management, use or control of the business of the Acquired Companies prior to the Closing, any of their respective assets, or any actions or omissions at or prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, except for any claim of Fraud with respect to the representations and warranties in Section 2 or Section 3 of this Agreement. From and after the Closing, the Buyer Parties shall have no recourse of any kind to the Seller Parties under any theory of law or equity, including under any control person liability theory, for any action or inaction of any Seller Parties, or the business, in each case prior to the Closing; except for any claim of Fraud with respect to the representations and warranties in Section 2 or Section 3 of this Agreement.

10.2        Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of the Targets and Buyer (prior to the Closing) or Buyer and the Seller (after the Closing).

10.3        Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Transactions are consummated, except that (a) filing fees payable under or pursuant to the HSR Act (and any other Antitrust Law or government regulation) shall be paid by Buyer and (b) all fees and expenses of the Escrow Agent shall be paid by Buyer.

10.4         Waiver.

(a)            No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)            No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.5        Entire Agreement; Counterparts. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Agreement may be executed by facsimile or electronic transmission, each of which shall be deemed an original.

10.6        Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in New York; (b) if any such action is commenced in a state court, then, subject to applicable Law, no party shall object to the removal of such action to any federal court located in New York; and (c) each of the parties irrevocably waives the right to trial by jury.

10.7        Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.8        Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, that, neither this Agreement nor any of the rights hereunder may be assigned (whether by merger, consolidation, sale or otherwise) by the Targets (prior to the Closing) or Buyer without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect (except that Buyer may assign this Agreement or any such rights to an Affiliate without the prior written consent of the Targets (prior to the Closing) or the Seller (at or after the Closing).

10.9        Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.10      Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by electronic transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto), or (c) one Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

if to Buyer:

First Winner Management Limited
[***]
Tel: [***]

Attention: Bin Lin
Email: firstwinner@126.com

if to TCTM (prior to Closing):

Attention: Shaoyun Han
Email: [***]

if to Tarena (prior to Closing):

Attention: Shaoyun Han
Email: [***]

or Seller (after the Closing):

TCTM Kids IT Education Inc.
[***]

Tel: +86 10-6213 5687
Attention: Heng Wang
Email: [***]

10.11      Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.12      No Implied Representations; Non-Reliance. The parties acknowledge that, except as expressly provided in Section 2, Section 3, and Section 4, none of the parties hereto has made or is making any representations or warranties whatsoever, implied or otherwise. Buyer hereby acknowledges and agrees that:

(a)            Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Acquired Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Acquired Companies for such purpose. Buyer acknowledges and agrees that: (i) in making its decision to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby, Buyer has relied solely upon its own investigation and the express representations and warranties of the Targets set forth in Section 2 of this Agreement and the Seller set forth in Section 3 of this Agreement (in each case, including, and subject to, the related portions of the Disclosure Schedules) and disclaims reliance on any other representations and warranties of any kind or nature express or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Acquired Companies); and (ii) none of Seller, the Targets or any other Person has made any representation or warranty as to the Seller, the Acquired Companies or the accuracy or completeness of any information regarding the Acquired Companies furnished or made available to Buyer and its Representatives, except as expressly set forth in Section 2 or, with respect to representations of Seller, Section 3 of this Agreement (including, and subject to, the related portions of the Disclosure Schedules).

(b)            In connection with the due diligence investigation of the Acquired Companies by Buyer and its Affiliates, shareholders and/or Representatives, Buyer and its Affiliates, shareholders and Representatives have received and may continue to receive after the date hereof from the Targets and its Affiliates, shareholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Companies and its businesses and operations. Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Buyer will have no claim against any of the Targets, or any of its Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Accordingly, Buyer hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 2 of this Agreement (including, and subject to, the related portions of the Disclosure Schedules) with respect to the Company, and Section 3 of this Agreement with respect to the Seller, neither the Targets, nor any of its Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

10.13      Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.6 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity and (b) the right of specific performance is an integral part of the Transactions and without that right, none of the Targets, Seller or Buyer would have entered into this Agreement. The right to specific enforcement hereunder shall include the right of Seller to cause Buyer to purchase the shares of TCTM Share or Tanera Share owned by Seller, and to consummate the other Transactions, on the terms and subject to the conditions set forth in this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.13 shall not be required to provide any bond or other security in connection with any such order or injunction.

10.14      Construction.

(a)            For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)            The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)            As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)            Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e)            The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.15      Disclosure Schedule. The Disclosure Schedule has been arranged, for purposes of convenience only, as separate Parts corresponding to the subsections of Section 2 and Section 3 of this Agreement. The representations and warranties contained in Section 2 and Section 3 of this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Disclosure Schedule corresponding to the particular subsection of Section 2 and Section 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Disclosure Schedule by reference to another part of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part of the Disclosure Schedule to the extent it is reasonably apparent that such exception or disclosure is intended to qualify such representation and warranty. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

[Signature Page Follows]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

First Winner Management Limited

By:	/s/ Bin Lin
Name:	Bin Lin
Title:

Kids IT Education Inc.

By:	/s/ Shaoyun Han
Name:	Shaoyun Han
Title:

Tarena Hong Kong Limited

By:	/s/ Shaoyun Han
Name:	Shaoyun Han
Title:

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang

[signature Page To Share Purchase Agreement]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Acquired Companies” shall mean the Targets and each of their Subsidiaries, collectively.

“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person (but excluding, with respect to the Target, any trusts that are Seller, which trusts may otherwise be deemed to be “under common control with” the Company).

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Agreement Date” shall mean the date of this Agreement.

“Antitrust Law” shall mean any Law designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and similar foreign competition Laws.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City and Borough of New York or in Omaha, Nebraska.

“Buyer” shall have the meaning set forth in the preamble of this Agreement.

“Closing” shall have the meaning set forth in Section 1.2 of this Agreement.

“Closing Date” shall have the meaning set forth in Section 1.2 of this Agreement.

“Target Charter” shall mean the Targets’ Articles of Incorporation, as in effect as of the date of this Agreement or immediately prior to the Closing, as the case may be.

A-1

“Company Material Adverse Effect” shall mean any effect that is materially adverse to the assets, liabilities, financial condition or existing business of the Acquired Companies (taken as a whole); provided, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect: (a) any adverse effect resulting directly or indirectly from general business or economic conditions, except to the extent such general business or economic conditions have a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (b) any adverse effect resulting directly or indirectly from conditions generally affecting any industry or industry sector in which the Acquired Companies operate or compete, except to the extent such adverse effect has a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry or industry sector, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (c) any adverse effect resulting from changes in regulatory, legislative or political conditions in the United States or any other country or region in the world, except to the extent such change in regulatory, legislative or political condition has a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyber attacks, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyber attacks, terrorism or military actions), pandemic or epidemic in any country or region in the world, except to the extent such conditions or actions has a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry or geographies in which the Company operates, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (e) any adverse effect resulting directly or indirectly from the announcement, execution or delivery of the Agreement or the pendency or consummation of the Transactions, including any disruption in (or loss of) supplier, service provider, partner or similar relationships or any loss of employees; (f) any adverse effect resulting directly or indirectly from any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof; (g) any adverse effect resulting directly or indirectly from (i) any action taken by the Acquired Companies at Buyer’s direction, (ii) any action referred to in Section 5.2 taken by the Company with Buyer’s consent, (iii) the failure to take any action referred to in Section 5.2 that was not taken by the Company because Buyer withheld its consent; (h) the failure of the Acquired Companies to meet internal expectations or projections; (i) any adverse effect resulting directly or indirectly from any breach by Buyer of any provision of this Agreement or the taking of any other action by Buyer; (j) the availability or cost of equity, debt or other financing to Buyer; or (k) any matter disclosed in the Disclosure Schedule to the extent the effect is reasonably foreseeable from the disclosure therein or the documents referenced therein.

“Company Product” means the products and services currently licensed, sold or distributed by an Acquired Company (excluding any third-party products distributed along with any Acquired Company’s products or services).

“Consent(s)” shall mean any consent, approval or waiver.

A-2

“Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company and delivered to Buyer on the date of the Agreement. The contents of each of the contracts and other documents referred to in the Disclosure Schedule shall be deemed to be incorporated and referred to in the Disclosure Schedule as though set forth in full therein.

“End Date” shall mean December 31, 2025, provided, that the Company shall have the right, in its sole discretion, to extend the End Date by up to 60 days if any of the conditions set forth in Section 7 or Section 8 of the Agreement shall not have been satisfied or waived as of such date.

“Entity” shall mean any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint share company), firm or other enterprise, association, organization or entity.

“Fraud” shall mean that a representation or warranty in Article II made by the Company, or Article III made by a Seller, or Article IV made by the Buyer, was in each case made by such Party with intent to deceive the other Party, and that with respect to such representation or warranty (a) there was actual knowledge by the Company (with respect to any such representation or warranty made by the Company), or the Seller (with respect to any such representation or warranty made by the Seller) or the Buyer (with respect to any such representation or warranty made by Buyer), as applicable, that such representation is or was false (as opposed to any fraud claim based on constructive knowledge or reckless misrepresentation or a similar theory); (b) there was an intention to induce such Party to whom such representation or warranty was made to act or refrain from acting; (c) such Party to whom such representation or warranty was made, in justifiable reliance upon such false representation, took or refrained from taking action; and (d) such Party to whom such representation or warranty was made suffered damage by reason of such reliance.

“Governmental Entity” shall mean any national, federal, regional, state, provincial, local, or foreign or other governmental authority or instrumentality, legislative body, court, administrative agency, regulatory body, commission or instrumentality, including any multinational authority having governmental or quasi-governmental powers, or any other industry self-regulatory authority.

“HSR Act” shall mean the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended.

“Indebtedness” shall mean the outstanding principal amount of, and all interest and other amounts accrued in respect of and all amounts payable at retirement of, (a) any indebtedness for borrowed money of the Acquired Companies, (b) any obligation of the Acquired Companies evidenced by bonds, debentures, notes or other similar instruments, (c) any reimbursement obligation of the Company with respect to letters of credit (solely to the extent actually drawn upon), bankers’ acceptances or similar facilities issued for the account of the Acquired Companies, and (d) any obligation of the type referred to in clauses (a) through (c) of another Person the payment of which any Acquired Company has guaranteed or for which any Acquired Company is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor, but excluding any capital leases. For the avoidance of doubt, Indebtedness shall not include any Taxes.

A-3

“knowledge” shall have the meaning set forth in Section 10.11 of this Agreement.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Entity or any arbitrator or arbitration panel.

“Lien” or “Liens” shall mean all mortgages, encumbrances, security interests, claims, charges or pledges.

“ordinary course of business” means, with respect to the Company, the ordinary course of business consistent with the Company’s past practice; provided, that, deviations from such ordinary course of business consistent with the Company’s past practice shall not be deemed outside the “ordinary course of business” to the extent such deviations were reasonably necessary with respect to actions taken prior to the Agreement Date, or, are reasonably necessary with respect to actions taken after the Agreement Date, in each case, (i) in response to any pandemic to protect the health and safety of the Company’s employees and other individuals having business dealings with the Company, (ii) to respond to third-party supply or service disruptions caused by the pandemic, or (iii) in response to any applicable legal requirement, directive, guideline or recommendation from any Governmental Entity arising out of, or otherwise related to, the pandemic.

“Permitted Encumbrances” shall mean: (a) liens for current Taxes not yet delinquent, that are being contested in good faith by appropriate proceedings, or that are otherwise not material; (b) encumbrances that do not materially impair the ownership or use of the assets to which they relate; (c) liens securing Indebtedness that is reflected on the Targets’ financial statements; (d) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law or governmental regulations; (f) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens; (g) leases or subleases and licenses or sublicenses granted to others in the ordinary course of the Acquired Companies’ business; (h) any right, title or interest of a licensor under a license; (i) easements, reservations, rights-of-way, restrictions, minor defects or irregularities in title and other similar liens affecting real property not interfering in any material respect with the ordinary conduct of the business of the Acquired Companies; (j) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (k) liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; and (l) liens in favor of other financial institutions arising in connection with the Acquired Companies’ deposit accounts or securities accounts held at such institutions to secure customary fees, charges, and the like.

A-4

“Person” shall mean any individual, Entity or Governmental Entity.

“Pre-Closing Period” shall have the meaning set forth in Section 5.1 of this Agreement.

“Purchase Price” shall mean $1.

“Representatives” shall mean, with respect to any Person, such Person’s directors, officers or other employees, consultants or other agents including its financial, legal or accounting advisors.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (a) if a corporation, a majority of the total voting power of shares of capital share entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Takeover Proposal” shall mean any proposal or offer from any Person (other than Buyer or its Affiliates or their respective Representatives) for any acquisition by such Person of a substantial amount of assets of the Acquired Companies (other than an acquisition of assets of the Acquired Companies in the ordinary course of business or as permitted under the terms of this Agreement) having a fair market value (as determined by the Board of Directors of the Company in good faith) in excess of 50% of the fair market value of all the assets of the Acquired Companies immediately prior to such acquisition or more than a 50% interest in the total voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of equity securities of the Company or any merger, consolidation, or business combination of the Company with any unaffiliated third party, other than the transactions contemplated by this Agreement.

“Tarena Share” shall mean the ordinary shares of Tarena.

“Target” shall have the meaning set forth in the preamble to this Agreement.

“Tax” or “Taxes” shall mean all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, custom duties or other taxes of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign).

A-5

“Tax Return” shall mean any return, statement, report, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with a Governmental Entity with respect to Taxes, including any amendments thereof.

“TCTM Share” shall mean the ordinary shares of TCTM, par value $0.001 per share.

“Transaction Documents” shall mean this Agreement and all other agreements, instruments and certificates expressly contemplated by this Agreement to be executed and delivered by any party in connection with the consummation of the transactions contemplated by this Agreement.

“Transactions” shall mean the transactions contemplated by this Agreement.

A-6

Exhibit B

Account Information of Seller

Beneficiary Bank	:	[***]

Beneficiary Bank SWIFT	:	[***]

Beneficiary Bank Name	:	[***]

Beneficiary Bank Address	:	[***]

Beneficiary Name	:	[***]

Beneficiary Account #	:	[***]

Annex B

Asia-Pacific Consulting and Appraisal Limited
Flat/Rm A 12/F Kiu Fu Commercial Bldg,

300 Lockhart Road,
Wanchai, Hong Kong

18 July 2025

The Board of Directors of TCTM Kids IT Education Inc.
19/F, Building A, Vanke Times Center
No.186 Beiyuan Road, Chaoyang District
Beijing, People’s Republic of China

Fairness Opinion – 100% Equity Interest of Kids IT Education Inc and Tarena Hong Kong Limited

Dear Members of the Board of Directors:

Asia-Pacific Consulting and Appraisal Limited (“APA”, “we”, “us”, or “our”) understands that TCTM Kids IT Education Inc. (“TCTM”, the “Company” or the “Seller”) entered into a share purchase agreement (the “Agreement”) by and among First Winner Management Limited (“First Winner” or the “Buyer”) relating to 100% equity interest of Kids IT Education Inc. and Tarena Hong Kong Limited (collectively, the “Target Group”).

Pursuant to the Agreement, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller the Target Group, for an aggregate consideration of USD 1 (the “Proposed Transaction”).

The board of directors of TCTM (the “Board of Directors”) has retained APA to provide a fairness opinion report (the “Opinion”) setting out our opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the shareholders of TCTM.

Independence of APA

APA has developed the Opinion on the basis of an independent review and analysis of the Target Group. The fairness conclusion reached is that of the valuation professionals within APA as well as subject matter professionals within our APA network. The fees of APA for the Opinion are not contingent in any way on the conclusion reached.

To the best of our knowledge:

(1)	APA professionals on this engagement do not hold, or beneficially own, any interest in the Target Group;

(2)	APA has not previously provided valuation services to the Target Group;

(3)	In future, APA may provide professional services to TCTM and/or affiliates in the ordinary course of business.

Asia-Pacific Consulting and Appraisal Limited	1

Scope of Review

In connection with rendering our opinion, APA had discussed with the management of TCTM (the “Management”), conducted the procedures noted below, and relied on information obtained from general procedures, among others:

1.	Reviewed the following documents:

a.	Pro forma consolidated financial statements for the Target Group and related trial balance regarding to the Target Group for the twelve-month period ended 31 December 2024;

b.	Historical business and financial information concerning the Target Group;

c.	Copies of title documents including asset transfer agreement, Real Estate Title Certificates and other documents relating to the property interests;

d.	Certain internal documents relating to the past and current operations, financial conditions and probable future outlook of the Target Group, provided to APA by the Management; and

e.	Documents related to the Proposed Transaction, including but not limited to: i) Loan Supplementary Agreement between Tarena Software Technology (Hangzhou) Co., Ltd., TCTM and Tarena Hong Kong Limited dated 17 July 2025; ii) the share sale and purchase agreement dated 17 July 2025 (the “Transaction Documents”).

And discussed the information referred to above and the background and other elements of the Proposed Transaction with the Management;

2.	Discussed with the Management regarding its plan and intentions with respect to the future management and operation of the Target Group;

3.	Performed certain valuation analysis using generally accepted valuation and analytical technique as applying income approach, market approach, cost approach; and

4.	Conducted such other analyses and considered such other factors as APA deemed necessary or appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering the Opinion with respect to the Proposed Transaction, APA, with the Company, the independent committee of the Company (the “Independent Committee”) and/or the Board of Directors’ consent and without independent verification:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Management;

2.	Relied upon the fact that the Independent Committee and/or the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed

Asia-Pacific Consulting and Appraisal Limited	2

Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that all information relating to the Target Group and the Proposed Transaction provided to APA and representations made by the Management regarding the Target Group and the Proposed Transaction are true and accurate in all material respects, did not and does not omit to state a material fact in respect of the Target Group or the Proposed Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

4.	Assumed that the representations and warranties by all parties in the Transaction Documents are true and correct in all material respects and that each party to the Transaction Documents will fully and duly perform all covenants, undertakings and obligations required to be performed by such party in good faith;

5.	Assumed that the final versions of all documents reviewed by APA in draft form, including the Transaction Documents, conform in all material respects to the drafts reviewed;

6.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Target Group since the date of the most recent financial statements and other information made available to APA, and that there is no information or facts that would make the information reviewed by APA incomplete or misleading;

7.	Assumed that the areas shown on the title documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Transaction Documents without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Target Group or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon for any purpose. Furthermore, in APA’s analysis and in connection with the preparation of the Opinion, APA has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which APA does not express any view or opinion, including as to the reasonableness of such assumptions.

Asia-Pacific Consulting and Appraisal Limited	3

APA has prepared the Opinion effective as of the date hereof. The Opinion is necessarily based upon the information made available to APA as of the date hereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and APA disclaims any undertaking or obligation to:

(i)	advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of APA after the date hereof or

(ii)	update, revise or reaffirm the Opinion after the date hereof.

APA did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. APA has not been requested to, and did not,

(i)	initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Target Group or any alternatives to the Proposed Transaction,

(ii)	negotiate the terms of the Proposed Transaction, and therefore, APA has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, reasonably be negotiated among the parties to the Transaction Documents and the Proposed Transaction, or

(iii)	advise the Board of Directors and/or Independent Committee or any other party with respect to alternatives to the Proposed Transaction. APA did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Target Group is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Target Group is or may be a party or is or may be subject.

APA is not expressing any opinion as to the market price or value of the Target Group (or anything else) after the announcement or the consummation of the Proposed Transaction (or any other time). The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Target Group credit worthiness, as tax advice, or as accounting advice. APA has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. APA expressly disclaims any responsibility or liability in this regard.

In rendering the Opinion, APA is not expressing any opinion with respect to the amount or nature of any compensation to any of the Target Group’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the Company in the Proposed Transaction, or with respect to the fairness of any such compensation. In addition, the Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Target Group, other than the consideration to be received by the Seller.

The Opinion is furnished solely for the use and benefit of the Board of Directors and/or Independent Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without APA prior written consent.

The Opinion

(i)	does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction;

(ii)	does not address any transaction related to the Proposed Transaction;

Asia-Pacific Consulting and Appraisal Limited	4

(iii)	is not a recommendation as to how the Independent Committee, the Board of Directors, the Company, or any other person should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and;

(iv)	does not indicate that the consideration is the best possibly attainable under any circumstances; instead, it merely states whether the consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. The Opinion should not be construed as creating any fiduciary duty on the part of APA to any party.

The Opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the engagement letter.

Approach to the Evaluation of Fairness

In reviewing the Proposed Transaction in terms of fairness from a financial point of view to the shareholders of the Company, APA’s considerations included the Proposed Transaction consideration relative to our assessment of value based on the valuation and financial review procedures described herein.

Fairness Conclusion

Based upon and subject to the foregoing, APA is of the opinion that as of the date hereof, the consideration to be received by the Seller in the Proposed Transaction is fair, from a financial point of view, to the shareholders of TCTM. The Opinion has been approved by the authorized committee of APA.

Respectfully submitted,

Jack W. J Li	David G. D Cheng
CFA, MRICS, MBA	MRICS
Partner	Partner

Asia-Pacific Consulting and Appraisal Limited	5

Annex C

TCTM KIDS IT EDUCATION INC.

2025 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are:

●	to attract and retain the best available personnel for positions of substantial responsibility,

●	to provide additional incentive to Employees, Directors and Consultants, and

●	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Restricted Stock Units, Performance Units, Performance Shares, and Other Stock Based Awards.

2. Definitions. As used herein, the following definitions will apply:

(a) “162(m) Award” means an Award that is granted to a Covered Employee and is intended to qualify as “performance-based” under Section 162(m) of the Code

(b) “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(c) “Applicable Laws” means (i) the laws of the Cayman Islands and the memorandum and articles of association of the Company then effective; and (ii) the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax, and other laws, rules, regulations, and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

(d) “Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Other Stock Based Awards.

(e) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) “Awarded Stock” means the Ordinary Shares subject to an Award.

(g) “Board” means the Board of Directors of the Company.

(h) “Change in Control” means the occurrence of any of the following events:

(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(i) “Code” means the Internal Revenue Code of 1986, as amended, of the U.S. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(j) “Committee” means a committee of Directors or other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 of the Plan

(k) “Ordinary Share” means the Class A ordinary shares of the Company, par value $0.001 per share, or in the case of Performance Units, Restricted Stock Units, and certain Other Stock Based Awards, the cash equivalent thereof, as applicable.

(l) “Company” means TCTM Kids IT Education Inc.

(m) “Consultant” means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(n) “Covered Employees” means those persons who the Committee determines are subject to the limitations of Section 162(m) of the Code.

(o) “Director” means a member of the Board.

(p) “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(q) “Dividend Equivalent” means a credit, made at the discretion of the Administrator, to the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant.

(r) “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company.

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended, of the U.S.

(t) “Exchange Program” means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have lower exercise prices and different terms), Awards of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Award is reduced. The terms and conditions of any Exchange Program will be determined by the Administrator in its sole discretion.

(u) “Fair Market Value” means, as of any date, the value of each Ordinary Share determined as follows:

(i) If theOrdinary Shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq Capital Market, its Fair Market Value will be the closing sales price for such share (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Ordinary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value will be the mean between the high bid and low asked prices for an Ordinary Share for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Ordinary Shares, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(v) “Fiscal Year” means the fiscal year of the Company.

(w) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(y) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) “Option” means a stock option granted pursuant to the Plan.

(aa) “Other Stock Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 12.

(bb) “Outside Director” means a Director who is not an Employee.

(cc) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd) “Participant” means the holder of an outstanding Award granted under the Plan.

(ee) “Performance Goals” means one or more objective measurable performance goals established by the Committee with respect to a Performance Period based upon one or more of the following criteria: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (vii) profit/loss or profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) total shareholder return; (xiii) price/earnings ratio; (xiv) debt or debt-to-equity; (xv) accounts receivable; (xvi) writeoffs; (xvii) cash; (xviii) assets; (xix) liquidity; (xx) operations; (xxi) borrowers; (xxii) investors; (xxiii) strategic partners; (xxiv) mergers or acquisitions; (xxv) loans facilitated; (xxvi) product offerings; and/or (xxvii) stock price. Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against the performance of the Company as a whole or against particular entities, segments, operating units or products of the Company and /or (e) on a pre-tax or after tax basis. Awards issued to persons who are not Covered Employees may take into account any other factors deemed appropriate by the Committee.

(ff) “Performance Period” means any period not exceeding 120 months as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

(gg) “Performance Share” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(hh) “Performance Unit” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(ii) “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(jj) “Plan” means this 2025 Equity Incentive Plan.

(kk) “Restricted Stock” means Shares issued pursuant to a Restricted Stock award under Section 8 or issued pursuant to the early exercise of an option.

(ll) “Restricted Stock Unit” means an Award that the Administrator permits to be paid in installments or on a deferred basis pursuant to Sections 4 and 11 of the Plan.

(mm) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(nn) “Section 16(b)” means Section 16(b) of the Exchange Act.

(oo) “Service Provider” means an Employee, Director or Consultant.

(pp) “Share” means one Class A ordinary share, par value US$0.001 per share, as adjusted in accordance with Section 15 of the Plan.

(qq) “Stock Appreciation Right” or “SAR” means an Award that pursuant to Section 9 of the Plan is designated as a SAR.

(rr) “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 34,430,272 Shares. The Shares may be authorized, but unissued, or reacquired Ordinary Shares. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan. A total of 34,430,272 Shares, which such amount is included in the limit set forth in the first sentence of this Section 3(a), may be issued under the Plan pursuant to the exercise of Incentive Stock Options.

(b) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(c) Share Reserve. The Company, during the term of the Plan, shall at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable and necessary to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(v) Delegation of Authority for Day-to-Day Administration. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b)     Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) to institute an Exchange Program;

(vii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying the Applicable Laws and/or qualifying for preferred tax treatment under the Applicable Laws;

(ix) to modify or amend each Award (subject to Section 19(c) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(x) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator,

(xii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award;

(xiii) to determine whether Awards will be settled in Shares, cash or in any combination thereof;

(xiv) to determine whether Awards will be adjusted for Dividend Equivalents;

(xv) to create Other Stock Based Awards for issuance under the Plan;

(xvi) to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xvii) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xviii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations, and interpretations will be final and binding on all Participants and any other holders of Awards.

5. Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) ISO $100,000 Rule. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(b) Special Limits for Grants of Options and Stock Appreciation Rights. Subject to Section 16 of the Plan, the following special limits shall apply to Shares available for Awards under the Plan:

(i) the maximum number of Shares that may be subject to Options granted to any Service Provider in any calendar year shall equal 34,430,272 Shares; and

(ii) the maximum number of Shares that may be subject to Stock Appreciation Rights granted to any Service Provider in any calendar year shall equal 34,430,272 Shares.

(c) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

7. Stock Options.

(a) Term of Option. The term of each Option will be stated in the Award Agreement and will not exceed ten (10) years from the date of grant. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator. In the case of a Nonstatutory Stock Option intended to qualify as “performance-based compensation” within the meaning of Section 162 (m) of the Code, or in the event of the grant of a Nonstatutory Stock Option to an Employee, Director, or Consultant who is a U.S. taxpayer, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(3) Notwithstanding the foregoing, Incentive Stock Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

(c) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check;

(iii) promissory note;

(iv) other Shares which meet conditions established by the Administrator;

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant’s participation in any Company-sponsored deferred compensation program or arrangement;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Awarded Stock, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan or the applicable Award Agreement.

Exercising an Option in any manner will decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the persons) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if at the time of death the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not exercised as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

8. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, Shares of Restricted Stock will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 8, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of SARs granted to any Service Provider.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

(d) Exercise of SARs. SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator, in its sole discretion, may accelerate exercisability at any time.

(e) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(f) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(d)(ii), 7(d)(iii) and 7(d)(iv) also will apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Participant. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals (including solely continued service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion; provided, however, that if the Award is a 162(m) Award, then the Award will be subject to achievement of Performance Goals with respect to a Performance Period established by the Committee and the Award shall be granted and administered in accordance with the requirements of Section 162(m) of the Code.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share unless such Award is a 162(m) Award.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination of cash and Shares.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Restricted Stock Units. Restricted Stock Units shall consist of a Restricted Stock, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator

12. Other Stock Based Awards. Other Stock Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock Based Awards shall be made, the amount of such Other Stock Based Awards, and all other conditions of the Other Stock Based Awards including any dividend and/or voting rights.

13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding awards, and the numerical limits in Section 6. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) Stock Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the option or SAR confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Ordinary Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely Ordinary Shares of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each share of Awarded Stock subject to the Option or SAR, to be solely Ordinary Shares of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(ii) Restricted Stock, Performance Shares, Performance Units, Restricted Stock Units and Other Stock Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award, including as to Shares/Units that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. For the purposes of this paragraph, an Award of Restricted Stock, Performance Shares, Performance Units, Other Stock Based Awards and Restricted Stock Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Ordinary Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely Ordinary Shares of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide that the consideration to be received for each Share (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit) be solely Ordinary Shares of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of the performance goals without the Participant’s consent; provided, however, a modification to the performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(iii) Outside Director Awards. Notwithstanding any provision of Section 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant’s status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Stock Appreciation Rights as to all of the Awarded Stock, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units, as applicable, will lapse, and, with respect to Performance Shares, Performance Units, and Other Stock Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all othersectio terms and conditions met.

(iv) Administrator Discretion. Notwithstanding any provision of Section 15(c)(i), 15(c)(ii), or 15(c)(iii) to the contrary, the Administrator (or in the case of 162(m) Awards, the Committee) may determine alternative treatment that shall apply to the Award in the event of a Change in Control by specifying such alternative treatment in the Award Agreement. In the event of such alternative treatment, the treatment specified in Sections 15(c)(i), 15(c)(ii), and 15(c)(iii), as applicable, shall not apply.

16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

17. Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.

(b) Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Governing Law. The Plan and all Awards and Award Agreements shall be governed by and construed in accordance with the laws of the Cayman Islands (Company’s home country), without reference to the principles of conflict of laws thereof. Any titles and headings herein are for reference purposes only, and shall in no way limit, define or otherwise affect the meaning, construction or interpretation of any provisions of the Plan.

21. Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

22. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

23. Shareholder Approval. The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws.